POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

1.GENERAL
These policies and procedures (this “Policy”) govern trading activity with respect to securities of Invitation Homes Inc. (the “Company”) by the members of the Company’s Board of Directors (the “Board”), executive officers and other employees holding positions or identified on Annex 1 hereto (collectively, “Permanent Restricted Persons”) at the Company and its subsidiaries. This Policy also applies to the Permanent Restricted Person’s spouse, minor children, and any other persons (whether or not a family member) residing in the same household as such Permanent Restricted Person, and any family members of Permanent Restricted Persons who do not live in their household but whose transactions in the Company Securities are directed by or subject to the influence or control of Permanent Restricted Persons (e.g., parents or children who consult with Permanent Restricted Persons before they trade in Company Securities), as well as any other account, trust, or entity over which a Permanent Restricted Person makes or influences investment decisions, and whether the securities are held directly or indirectly (collectively, “Other Restricted Persons” and, together with Permanent Restricted Persons, “Covered Persons”).
Securities laws prohibit trading in the securities of a company while aware of “inside” information (“material non-public information”). These transactions are commonly known as “insider trading.” These laws also prohibit revealing material non-public information to others who may trade (commonly called “tipping”). Anyone violating these laws is subject to personal liability and could face significant fines and criminal penalties, including imprisonment, in addition to termination of employment and impairment of reputation.
The matters set forth in this Policy are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy or applicable law, please contact the Company’s Chief Legal Officer or his or her designee. You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you.
You are not excused from this Policy because of a personal financial emergency. If you violate any aspect of this Policy, the Company may take disciplinary action against you, including termination.
2.STATEMENT OF POLICY
•General: Covered Persons may not engage in “transactions” with respect to “Company Securities” while aware of material non-public information relating to the Company, subject to the limited exceptions indicated below. See Section 3 for a discussion of material non-public information. Transactions include any purchase, sale, or other transaction to acquire, transfer, or dispose of securities, including, but not limited to, open market purchases or sales; gifts, transfers, or other contributions; pledges; exercises of stock options; sales of stock acquired upon the exercise of stock options; transactions made under an employee benefit plan such as a 401(k) plan or stock purchase plan; and transactions with respect to derivative instruments (whether or not issued by the Company), relating to Company Securities.
Company Securities include, but are not limited to, common stock; restricted stock; restricted stock units; preferred stock; debt securities, such as bonds, notes, and debentures; put or call options; and

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

other derivative instruments (whether or not issued by the Company), which include, but are not limited to, options, warrants, unit interests, partnership interests, or other equity interests, that are convertible or exchangeable into Company Securities, as well as instruments transferring, in whole or in part, any of the economic consequences of owning Company Securities and instruments providing another, directly or indirectly, with the opportunity to profit or share in any profit derived from, or otherwise economically benefit from, any increase or decrease in the value of any Company Securities.
Reference is made to the section titled “Inappropriate Trading” in the Company’s Code of Business Conduct and Ethics (the “Code”), which sets forth the Company’s prohibitions against trading while aware of, or tipping, material non-public information as applicable to all employees. This Policy is meant to supplement, and not replace, the Code, and sets forth additional requirements for Covered Persons.
•Tipping. No Covered Person may disclose (“tip”) material non-public information to any other person (including family members), and no Covered Person may make trading recommendations on the basis of material non-public information. In addition, Covered Persons should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip.”
•Other Companies. No Covered Person may trade securities of another company (a) with which the Company does business, such as the Company’s vendors, customers, partners, and suppliers, or (b) that is involved in a potential transaction or business relationship with the Company, until the information becomes public or is no longer material when the Covered Person has, in the course of working for the Company, learned of material non-public information about such company.
•The Company. It is also the policy of the Company that the Company will not engage in transactions in Company Securities while aware of material nonpublic information relating to the Company or Company Securities.
•Section 16 Persons: Members of the Board and officers of the Company subject to the requirements of Section 16 (“Section 16 Persons”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), should be aware of special rules that apply to them. The legal issues arising from stock ownership by Section 16 Persons are complex. For that reason, in order to minimize the risk of error in these areas, there are special rules that apply to such Section 16 Persons and securities that they beneficially own. The Company will notify you if you are a Section 16 Person or otherwise subject to the pre-approval requirements set forth in Section 5. Section 16 Persons must disgorge to the Company any profits realized from any non-exempt purchase and sale, or non-exempt sale and purchase, of the Company’s equity securities (other than an exempted security) or security-based swap agreements involving any such equity security within any period of less than six months, unless such security or security-based swap agreement was acquired in good faith in connection with a debt previously contracted.
•Excepted Transactions: Excepted transactions not subject to this Policy (including the window periods set forth in Section 4) include:

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

oSales of Company Securities as a selling stockholder in a registered public offering in accordance with applicable securities laws;
oTransferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to an inter vivos trust of which the transferor is the sole beneficiary during his or her lifetime);
oThe exercise of stock options pursuant to Company stock plans (including any net settled stock option exercise to buy and hold) or conversion of a derivative instrument with respect to Company Securities; however, the sale of any such stock acquired upon such exercise or conversion, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy, and is not an excepted transaction;
oTax withholding by the Company (whether mandated by the Company or pursuant to a tax withholding right) pursuant to which the Company withholds shares to satisfy tax withholding requirements;
oThe execution of transactions pursuant to a trading plan that complies with Rule 10b5-1 and which has been approved by the Company pursuant to Section 6 below (“10b5-1 trading plan”);
oTo the extent the Company offers Company Securities as an investment option in a 401(k) plan, the purchase of Company Securities through such 401(k) plan through regular payroll deductions; however, the sale of any such Company Securities and the election to transfer funds into or out of, or a loan with respect to amounts invested in, the fund is not an excepted transaction; and
oTo the extent the Company offers Company Securities as an investment option in an employee stock purchase plan, the purchase of Company Securities through such employee stock purchase plan; however, elections to participate, the sale of any such Company Securities, and changing instructions regarding the level of withholding contributions which are used to purchase Company Securities is not an excepted transaction.
3.OTHER PROHIBITED TRANSACTIONS
•No Short Sales, Hedging or Speculative Transactions. No Covered Person, whether or not they possess material non-public information, may trade in options, warrants, puts and calls, or similar instruments on the Company’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery) or engage in speculative trading (e.g., “day-trading”) or other arbitrage that is intended to take advantage of short-term price fluctuations. In addition, no Covered Person may engage in any transactions (including variable forward contracts, equity swaps, collars,

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

and exchange funds) that are designed to hedge or offset any decrease in the market value of the company’s equity securities.
•No Margin Accounts or Pledges. No Covered Persons, whether or not in possession of material non-public information, may purchase Company Securities on margin, or borrow against any account in which the Company Securities are held, or pledge Company Securities as collateral for a loan.
•Managed Accounts. If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you must advise your broker or investment advisor not to trade in Company securities at any time.
4.MATERIAL NON-PUBLIC INFORMATION
Securities laws prohibit trading in the securities of a company while aware of material non-public information. Information is “material” if it is likely that a reasonable investor would consider it important in making a decision to buy, sell, or hold a security or where it is likely to have a significant effect on the market price of the security. Material information may concern the Company or another company and may be positive or negative and may not relate to a company’s business (but be expected to affect the market price of a security). For example, information concerning any of the following items could be material:
•dividend information;
•quarterly or annual results;
•guidance on earnings estimates (and changing or confirming such guidance on a later date), information about significant variances in results from previous guidance, or other projections of future financial performance (whether based on financial or non-financial metrics);
•industry trends;
•mergers, acquisitions, tender offers, joint ventures, dispositions, or changes in assets (including significant transactions involving the Company’s properties);
•new products or services;
•significant developments with respect to technologies or the Company’s intellectual property;
•developments regarding customers or suppliers, including the acquisition or loss of an important contract;
•changes in control or in senior management;
•changes in executive compensation policy;

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

•changes in or disputes with the Company’s independent registered public accounting firm or notification that the Company may no longer rely on such firm’s report(s);
•financings and other events regarding the Company’s securities (e.g., defaults on securities, calls of securities for redemption, stock repurchase plans, refinancing, stock splits, public or private sales of securities, changes in dividends, and changes to the rights of security holders);
•significant write-offs;
•significant pending or threatened litigation or governmental investigations or significant developments with respect to such matters;
•a significant disruption in the Company's operations, or loss, potential loss, breach or unauthorized access of the Company's property or assets, including information technology infrastructure and cybersecurity and privacy incidents or events; and
•bankruptcy, corporate restructuring, or receivership.
Decisions with respect to whether particular information is or is not material are judged in hindsight, and the Securities and Exchange Commission (“SEC”) and courts take a broad view as to what information is considered material. You should resolve any question concerning materiality of particular information in favor of materiality, and, thus, disclosure should be avoided until such information has been publicly disclosed or it has been determined that such information is not, or has ceased to be, material. If you have any questions as to whether certain information may be material, please contact the Chief Legal Officer or his or her designee.
For the purpose of this Policy, all Company information is “non-public information” until three criteria have been satisfied:
•First, the information must have been widely disseminated by the Company. Generally, Covered Persons should assume that information has NOT been widely disseminated unless it has been disclosed by the Company in (i) a press release distributed through a widely disseminated news or wire service; (ii) a publicly available filing made with the SEC; or (iii) another manner compliant with Regulation FD (Fair Disclosure).
•Second, the information disseminated must be some form of “official” announcement or disclosure, which, in the case of information about the Company, must be made by the Company. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the rumors, speculation, or statements are accurate.
•Third, after the information has been disseminated, a period of time must pass sufficient for the information to be absorbed by the general public. As a general rule, information should not be considered fully absorbed until after at least one full trading session has elapsed on the New York

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

•Stock Exchange after the information has been publicly disclosed in a manner compliant with Regulation FD.
For more information on the Company’s policies and procedures regarding confidentiality and non-disclosure, see the “Confidentiality and Non-Disclosure” section in the Code and the Company’s “Policy and Procedures for Compliance with Regulation FD,” which prohibits selective disclosure of material non-public information to market participants by persons acting on behalf of the Company, except as specifically authorized.
5.MATERIAL NON-PUBLIC INFORMATION
We have established four “window periods” each fiscal year during which Covered Persons may engage in transactions involving securities of the Company. The prohibitions against trading while aware of material non-public information, tipping material non-public information, and short-term trading apply even during a window period.
•A window period begins on the first trading day on the New York Stock Exchange after the day on which the Company makes a public news release of its quarterly earnings for the prior fiscal quarter. Assuming that the New York Stock Exchange is open each day, the following indicates when a Covered Person may trade:

Announcement on Tuesday	First Day of Trading
Before market opens	Wednesday
While market is open	Thursday
After market closes	Thursday
•That same trading window closes on the close of trading on the last trading day that is two weeks prior to the end of the then current fiscal quarter. After the close of the window period, Covered Persons may not engage in transactions with respect to Company Securities, except as provided above in Section 1, as an excepted transaction.
The Company also may close regularly scheduled window periods in light of a particular event that is not yet disclosed to the public, and you will receive a notification from the Chief Legal Officer or his or her designee when this occurs. Although these blackouts generally will arise because the Company is involved in a highly sensitive transaction, incident, or event, they may be declared for any reason. Closing of a regularly scheduled window period should be considered to be confidential information and may not be shared with anyone other than one’s legal, financial, or tax advisers or to the extent necessary to notify others of their obligations under this Policy.
In order to assist you in complying with this Policy, the Company will endeavor to deliver an e-mail (or other communication) notifying all Permanent Restricted Persons when the window period has opened and when the window period closes. The Company’s delivery or non-delivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company Securities in full compliance with this Policy.

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

6.PRE-APPROVAL POLICY
Section 16 Persons are required to notify the Chief Legal Officer and the Chief Financial Officer or their respective designees of each proposed transaction in Company Securities that they or a related Other Restricted Person intends to make in accordance with the approval process described below before the transaction is consummated.
The Chief Legal Officer and/or the Chief Financial Officer will use their best efforts to promptly consult with the Chair of the Nominating and Corporate Governance Committee of the Board or the Chair of the Board regarding the proposed transaction.
•The sole exception to this requirement is if the transaction is pursuant to a pre-existing written plan or arrangement complying with Rule 10b5-1 promulgated under the Exchange Act and approved in advance by the Chief Legal Officer pursuant to Section 6 below.
•Requests for approval may only be submitted, and approval for transactions in Company Securities will generally be granted, only during a window period, and an approved transaction may only be performed within five (5) business days of any such grant or approval during the window period in which the approval was granted. Notwithstanding receipt of pre-approval, you may not trade in Company Securities if you subsequently become aware of material non-public information prior to effecting the relevant transaction.
•This pre-approval section of this Policy shall apply during the period when a Board member or officer is a Section 16 Person and, unless notified otherwise by the Company, for the first six months after the Board member or officer is no longer a Section 16 Person.
•It is therefore the responsibility of each Section 16 Person during his or her employment, and each former Section 16 Person for a period of six months after leaving such position, to submit written notification to the Chief Legal Officer and the Chief Financial Officer or their respective designees in advance of any proposed transaction by such Section 16 Person, former Section 16 Person or related Other Restricted Person, as applicable.
•Such notice, which shall be accomplished by submission of the information contained in the written Transaction Questionnaire attached hereto as Exhibit A, shall describe fully the details of the proposed transaction, including the nature of the transaction, the number of shares and the parties involved.
•Before the transaction is actually consummated, there shall be confirmation from the Chief Legal Officer and the Chief Financial Officer or their respective designees that the transaction is approved.
•The Chief Legal Officer or the Chief Financial Officer may revoke any approval previously granted if she or he subsequently determines that a Section 16 Person is in possession of material non-public information about the Company or such transaction would result in a violation of law.

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

•If the transaction is not approved or approval for such transaction has been revoked, then the proposed transaction may not be conducted.
•Section 16 Persons shall promptly (and, in any event, by the close of the business day during which the transaction occurred) notify the Chief Legal Officer and the Chief Financial Officer or their respective designees of any transaction involving Company Securities.
7. 10B5-1 PLAN
A 10b5-1 trading plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow, and satisfies various other conditions and limitations set forth in Rule 10b5-1 under the Exchange Act. A 10b5-1 trading plan can only be established when you do not possess material non-public information and Covered Persons cannot enter into these plans outside of window periods. In addition, a 10b5-1 trading plan must not permit a Covered Person to exercise any subsequent influence over how, when, or whether the purchases or sales are made. Further, Section 16 Persons must inform the Chief Legal Officer and Chief Financial Officer or their respective designees prior to the adoption, modification, or termination of any contract, instruction, or written plan for the purchase or sale of securities of the Company intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any “non-Rule 10b5-1 trading arrangement” (as such term is defined under Item 408 of Regulation S-K) related to Company Securities to facilitate required reporting by the Company pursuant to Item 408(a) of Regulation S-K.
Covered Persons have an affirmative defense against any claim by the SEC against them for insider trading if a trade was made under a 10b5-1 trading plan that was entered into when a Covered Person was not aware of material non-public information. The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. You should consult with your legal advisor before proceeding.
Each Covered Person must pre-clear with the Chief Legal Officer and the Chief Financial Officer or their respective designees its proposed 10b5-1 trading plan prior to the establishment of such plan. The Company reserves the right to withhold pre-clearance of any 10b5-1 trading plan that the Company determines is not consistent with the rules regarding such plans. Notwithstanding any pre-clearance of a 10b5-1 trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan. No Covered Persons will be permitted to adopt a Rule 10b5-1 trading plan if such Covered Person has an existing contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1, subject to the exceptions set forth in the rule.
For Covered Persons, any modification or termination of a pre-approved 10b5-1 trading plan requires pre-clearance by the Chief Legal Officer and Chief Financial Officer or their respective designees. In addition, any modification of a pre-approved 10b5-1 or other trading plan must occur when Covered Persons are not aware of any material non-public information and must comply with the SEC’s rules regarding 10b5-1 trading plans and, for Covered Persons subject to window periods restrictions, must take place during a window period. Terminations of 10b5-1 trading plans are discouraged at such times that Covered Persons are aware of material non-public information and, for Covered Persons subject to window periods, at any time outside of a window period. The

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

10b5-1 trading plan must also be entered into in good faith and without any purpose of evading the prohibitions of the SEC’s rules, and the person who entered into such plan must act in good faith with respect to the plan. In some circumstances, terminating a 10b5-1 trading plan that is in place could call into question whether it was entered into in good faith.
Transactions effected pursuant to a pre-cleared 10b5-1 trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.
However, for Section 16 Persons, a transaction executed according to a 10b5-1 trading plan is not permitted unless the 10b5-1 trading plan requires your broker to notify the Company before the close of business on the day of the execution of the transaction. See Section 7. For Section 16 Persons, 10b5-1 trading plans require special care, because in a 10b5-1 trading plan you can specify conditions that trigger a purchase or sale, and you may not be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement to report the transaction to the SEC within two business days after its execution.
8.BROKER REQUIREMENTS FOR SECTION 16 PERSONS
The timely reporting of transactions requires tight interface with brokers handling transactions for Section 16 Persons. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with the Company’s pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by Section 16 Persons with the requirements of Section 16 of the Exchange Act, brokers of Section 16 Persons need to comply with the following requirements:
•not to enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first verifying with the Company that your transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (e.g., Rule 144); and
•to report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via email to the Chief Legal Officer and Chief Financial Officer or their respective designees, the complete (i.e., date, type of transaction, number of shares, and price) details of every transaction involving the Company’s equity securities, including gifts, transfers, and all transactions pursuant to 10b5-1 trading plans.
Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5, or Form 144 (or as may otherwise be required), to be made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and emailed the required information to the Company.
9.CONTROLLING PERSONS
If the Company fails to take appropriate steps to prevent illegal insider trading, the Company (as employer), its directors, officers, and managerial and supervisory personnel may have liability as a “controlling persons.” The concept of “controlling persons” is broader than what would normally been compassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those whom they supervise understand and comply with the requirements set forth in this Policy.
10.QUESTIONS AND VIOLATIONS
Anyone with questions concerning this Policy or its application should contact the Chief Legal Officer or his or her designee. Any violation or perceived violation should be reported immediately to the Chief Legal Officer or his or her designee. Anonymous reporting of violations or perceived violations may be made through the methods outlined in the Code in the “Reporting Violations” section.
11.LEGAL EFFECT OF THIS POLICY
The Company’s policy with respect to securities trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping, which are highly complex, fact specific, and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety, and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.
12.CERTIFICATION
All Permanent Restricted Persons must certify on the form attached hereto as Exhibit B that they have read and understand this Policy and that they recognize that they are subject to the provisions of this Policy.

Last Updated as of February 4, 2025

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES OF INVITATION HOMES INC.

Annex 1
PERMANENT RESTRICTED PERSONS

•Members of the Board of Directors
•Chief Executive Officer
•President
•All Vice Presidents and personnel in positions senior thereto
•All personnel in the Finance Department, including Investor Relations, Tax, Capital Markets, Accounting, Financial Planning and Analysis, and Internal Audit Departments
•All personnel in the Legal Department
•Assistants to the foregoing

Permanent Restricted Persons are responsible for the transactions of their family members and therefore, should make them aware of the need to confer before they trade in the Company’s securities and otherwise comply with the Policies and Procedures for Trading in Securities of Invitation Homes Inc.